Exhibit 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. : 33 (1) 47 44 37 76
Patricia MARIE
Tel. : 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel. : 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total signs a Production Sharing Contract for Deep Offshore
Block OPL 223 in Nigeria
Paris, July 18, 2005 — Total announces that its Nigerian operating subsidiary, Elf Petroleum Nigeria Ltd. (EPNL), has signed a Production Sharing Contract with the Nigerian National Petroleum Corporation (NNPC) for the Oil Prospecting License (OPL) 223 located offshore southeast Nigeria.
OPL 223 lies in water depths of between 200 and 1,000 metres. This licence lies just east of OPL 222 where EPNL, as operator, has made significant commercial discoveries in the Ukot and Usan fields. Both fields are currently under consideration for development.
NNPC is the concession holder on OPL 223 with EPNL as the operator of the permit holding a 90% stake with the Nigerian Petroleum Development Company, a subsidiary of NNPC, holding a 10% participating interest.
Exploration activities are planned to start soon with the implementation of a seismic survey programme.
The signing of this contract is an additional step that confirms Total’s determined growth strategy in Nigeria and demonstrates its commitment to and confidence in the country’s oil and gas industry’s development potential.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com